

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

<u>Via E-mail</u>
William D. Harvey
Chairman and Chief Executive Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, WI 53718

  Re: Alliant Energy Corporation
     Interstate Power and Light Company
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 28, 2011
     File Nos. 1-9894 and 0-4117
     Definitive Proxy Statement on Schedule 14A
     Alliant Energy Corporation
     Filed March 30, 2011
     File No. 1-9894
     Definitive Proxy Statement on Schedule 14A
     Wisconsin Power and Light Company
     Filed April 8, 2011
     File No. 0-337

Dear Mr. Harvey:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief